SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Reports Net Revenues of R$844mm and EPS of R$0.54 for 2Q06
Brazil’s Low-cost, Low-fare Airline Reports Quarterly Net Income of R$107mm
56% increase in Earnings per ADS

São Paulo, July 20, 2006 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-cost, low-fare airline, today announced financial results for the second quarter of 2006 (2Q06). The following financial and operating information, unless otherwise indicated, is presented pursuant to US GAAP and in Brazilian Reais (R$), and comparisons refer to the second quarter of 2005 (2Q05). Additionally, financial statements in BR GAAP are made available at the end of this release.

IR Contact

Email: ri@golnaweb.com.br
Tel: +55 (11) 3169-6800

IR Website:
www.voegol.com.br/ir

2Q06 Earnings Results
Webcast

Date:
Friday, July 21, 2006

> In English
09:00 a.m. US EST
10:00 a.m. Brasilia Time
Phone: +1 (973) 935-8893
Replay: +1 (973) 341-3080
Code: 7638075

> In Portuguese
11:00 a.m. US EST
12:00 p.m. Brasília Time
Phone: +55 (11) 2101-4848
Replay: +55 (11) 2101-4848
Code: GOL	OPERATING & FINANCIAL HIGHLIGHTS

	•	Net income for the quarter was R$106.7mm (US$49.4mm), representinga 12.6% net margin. Earnings per share (EPS) was R$0.54 and earningsper ADS increased 56.3%, to US$0.25.
•
Operating income increased 55.6% to R$132.3mm, representing an EBITmargin of 15.7%. Fuel-neutral operating income increased by 88.8% toR$160.5mm, representing a fuel-neutral EBIT margin of 19.0%. Cash,cash equivalents and short-term investments amounted to R$1,255.3mm.

	•	Operating cost per ASK (CASK) decreased 0.9% from 15.46 cents (R$)in 2Q05 to 15.32 cents (R$) in 2Q06. Non-fuel CASK decreased to 9.20cents (R$).
•
RPKs increased 57.3% from 2,239mm in 2Q05 to 3,523mm in 2Q06.ASKs increased 50.4% from 3,086mm in 2Q05 to 4,641mm in 2Q06.Average load factor increased 3.3 percentage points to 75.9% whileaverage passenger yields decreased 4.7% to 22.33 cents (R$), resultingin a RASK of 18.19 cents (R$), flat vs. 2Q05. Net revenues totaledR$844.0mm, representing growth of 50.1%. GOL's domestic andinternational regular air transportation market-shares at the end of 2Q06were 35% and 6%, respectively.

•
A net quarterly dividend payment of R$27.2mm (R$ 0.13897 net pershare and US$0.06434 net per ADS) was approved at the June 16, 2006Board Meeting, to be paid on August 15, 2006, as interest onshareholders' equity (to shareholders of record as of June 20, 2006).

•
On-time arrivals and flight completion averaged 98% and 94% (ANACdata) respectively, during 2Q06. Passenger complaints and lost baggageper 1,000 passengers averaged 2.01 and 0.27, respectively. GOL'swebsite accounted for 82% of ticket sales in the quarter (78% no 2T05).

	•	In 2Q06, GOL added 62 new daily flight frequencies and launched onenew destination: Santarém, in the state of Pará. GOL also announcedthe addition of two more daily flights to Buenos Aires, Argentina,increasing to four daily flights from Brazilian cities to the capital ofArgentina.
	•	Five leased Boeing 737 aircraft were added during 2Q06, increasing fleetsize to 50 aircraft. Six additional 737 aircraft will join the fleet in 3Q06.

•	GOL strengthened its capitalization in the quarter with the closing of three long-term debt financings:

•
On April 5, 2006, GOL completed a debt capital markets issuance of US$200 million 8.75% perpetualnotes, with no fixed maturity and callable by GOL after five years. The issue was assigned creditratings of Ba2 by Moody's and BB by Fitch. Proceeds will be used to finance fleet expansion.

•
In June 2006, GOL closed a R$75.7 mm six-year loan with the BNDES (Brazilian National Economicand Social Development Bank) with an interest rate of 2.65% over the long-term borrowing rate(TJLP). Proceeds will be primarily used to finance the construction of the GOL Aircraft MaintenanceCenter and IT investments.

•
Also in June 2006, GOL entered into a US$50 million seven-year loan with the International FinanceCorporation (IFC), the private sector arm of the World Bank Group, at a rate of 1.875% over Libor.Proceeds will be used to finance spare parts inventory and working capital.

•
In May 2006, GOLL4 shares were included in the Sao Paulo Stock Exchange's (Bovespa) IBrX-50 Index.The IBrX-50 measures the total return of a select portfolio of the 50 most actively traded stocks on the SaoPaulo Stock Exchange, in terms of liquidity.

•
GOL was named the most competitive airline of Latin America, according to rankings disclosed byAmerica Economia Magazine. In the general ranking, GOL ranked fourth out of all 100 companiesincluded in the listing, which included several industries. GOL ranked first in the airline industry.

•	GOL received, for the second time, the "Melhores e Maiores 2006" (Best and Biggest) award in thetransportation sector from the leading business magazine in Brazil, EXAME.

Financial & Operating Highlights (US GAAP)	2Q06	2Q05	% Change	1Q06	% Change
RPKs (mm)	3,523	2,239	57.3%	3,066	14.9%
ASKs (mm)	4,641	3,086	50.4%	4,340	6.9%
Load Factor	75.9%	72.6%	+3.3 pp	70.6%	+5.3 pp
Passenger Revenue per ASK (R$ cents)	16.95	17.00	-0.3%	19.12	-11.3%
Operating Revenue per ASK (R$ cents) (“RASK”)	18.19	18.22	-0.2%	19.88	-8.5%
Operating Cost per ASK (R$ cents) (“CASK”)	15.32	15.46	-0.9%	14.73	4.0%
Operating Cost ex-fuel per ASK (R$ cents)	9.20	9.22	-0.2%	8.87	3.7%
Breakeven Load Factor	64.0%	61.6%	+2.4 pp	52.3%	+11.7 pp
Net Revenues (R$ mm)	844.0	562.2	50.1%	863.0	-2.2%
EBITDAR (R$ mm)	221.6	155.7	42.3%	302.8	-26.8%
EBITDAR Margin	26.3%	27.7%	-1.4 pp	35.1%	-8.8 pp
Operating Income (R$ mm)	132.3	85.0	55.6%	223.8	-40.9%
Operating Margin	15.7%	15.1%	+0.6 pp	25.9%	-10.2 pp
Pre-tax Income (R$ mm)	160.9	110.1	46.1%	248.6	-35.3%
Pre-tax Income Margin	19.1%	19.6%	-0.5 pp	28.8%	-9.7 pp
Net Income (R$ mm)	106.7	73.4	45.4%	179.8	-40.7%
Net Income Margin	12.6%	13.1%	-0.5 pp	20.8%	-8.2 pp
Earnings per Share (R$)	R$ 0.54	R$ 0.38	42.1%	R$ 0.92	-41.3%
Earnings per ADS Equivalent (US$)	$0.25	$0.16	56.3%	$0.42	-40.5%
Weighted average number of shares, basic (000)	196,039	192,915	1.6%	195,973	0.0%
Weighted average number of ADS, basic (000)	196,039	192,915	1.6%	195,973	0.0%

Note: Historical RPK and ASK data may have immaterial alterations to match with official (final) DAC/ANAC data.

MANAGEMENT'S COMMENTS ON 2Q06 RESULTS

In the second quarter of 2006, GOL demonstrated its ability to significantly grow capacity while reducing costs and maintaining world-class profitability and high quality service, even during periods of intense price competition and extremely high fuel prices. “GOL remains committed to its virtuous cycle of maintaining low costs, allowing us to offer the lowest fares and achieve the highest load factors in the Brazilian market, thereby driving industry-leading profitability,” commented Constantino de Oliveira Junior, GOL’s CEO. Mr. Oliveira added, “Through the addition of aircraft and flight frequencies during the quarter, GOL significantly increased its domestic market share and further consolidated its position as the second-largest domestic airline in Brazil.”

GOL increased load factors and aircraft utilization rates, while maintaining market cost leadership. Demand for GOL’s passenger air transportation services grew at high rates during the quarter, with passengers transported increasing 36.8% over 2Q05. During the quarter, GOL’s load factor increased 3.3 percentage points to 75.9%; aircraft utilization was at 13.9 block hours per day (increasing 1.5% over 2Q05), while operating costs per ASK decreased approximately 1%. Through strict fuel management practices and fuel hedges, fuel costs per available seat kilometer (ASK) decreased 1.9% year-over-year and helped to lower GOL’s operating cost per seat kilometer (CASK) to 15.32 cents (R$). Cost reductions were also driven by increased scale, productivity and stage length; reductions in sales, marketing and aircraft leasing expenses; and an 11.7% appreciation of the Brazilian Real against the US dollar, offset by higher scheduled maintenance expenses. The 21% increase in employees over 1Q06, related to planned capacity expansion, was balanced by higher overall productivity.

Increased passenger volumes and a reduction in CASK, resulted in an operating income increase of 55.6% in the year-over-year comparison. The Company has hedged approximately 54% of its fuel price exposure as well as 33% of its U.S. dollar exposure for 3Q06, and 15% of its fuel exposure for 4Q06. “Our absolute market cost leadership is key to our virtuous cycle, and allows us to provide the lowest fares and the best customer value proposition in the market,” commented Richard Lark, GOL’s CFO.

In terms of future perspectives, besides maintaining high levels of productivity and profitability, short-term growth will be driven by the addition of new aircraft, new destinations and new frequencies. The addition of six Boeing 737 aircraft to the fleet in the third quarter of 2006 will increase seat capacity by approximately 45% year-over-year.

GOL remains committed to its strategy of profitable expansion through a low cost structure and high quality customer service. “We are very proud that more than 44 million passengers have chosen to fly GOL, and we continue to make every effort to offer them the best in air travel: new planes, frequent flights in the main markets, an ever-expanding integrated route system and lower prices; all of which is delivered by our dedicated team of employees who are key to our success," stated Mr. Oliveira. “By remaining focused on our business model, while continuing to grow, be innovative and provide the lowest fares, we will continue to create value for our customers, employees and shareholders.”

REVENUES

Net operating revenues, principally revenues from passenger transportation, increased 50.1% to R$844.0mm, primarily due to higher revenue passenger kilometers (RPK), offset by a lower yield. RPK growth was driven by a 34.6% increase in departures, a 14.7% increase in stage length and an increase in load factor from 72.6% to 75.9% . RPKs grew 57.3% to 3,523mm, and revenue passengers grew 36.8% to 4.3mm.

Average fares increased 9.7% from R$173.39 to R$190.23. Yields declined 4.7% to 22.33 cents (R$) per passenger kilometer, principally due to a 14.7% increase in average stage length coupled with intense price price competition during the quarter.

Complementing net operating revenues, cargo transportation activities primarily contributed to the expansion of other operating revenues, which increased from R$37.7mm to R$57.2mm.

The 50.4% year-over-year capacity expansion, represented by ASKs, facilitated the addition of 62 new daily flight frequencies (including 22 night flights) and 1 new destination in 2Q06. The addition of 5.3 average operating aircraft during the quarter (from 43.0 to 48.3 aircraft) drove the ASK increase.

Operating revenue per available seat kilometer (RASK) remained stable at R$18.19 cents in 2Q06 (vs. R$18.22 cents in 2Q05).

The growth in RPKs resulted in a higher domestic market share for GOL, reaching 35% in the end of 2Q06, compared to 29% in the end of 2Q05. Through its regular international flights to Buenos Aires, Cordoba and Rosario (Argentina), Santa Cruz de la Sierra (Bolivia), Montevideo (Uruguay) and Asuncion (Paraguay), GOL achieved an international market share of 6% (share of Brazilian airline RPK) in the same period. Approximately 7% of GOL’s total RPKs were related to international passenger traffic.

OPERATING EXPENSES

Total CASK decreased 0.9%, to 15.32 cents (R$), due to higher productivity, a longer average stage length, a greater spreading of fixed costs over a higher number of ASKs, and also by a decrease in aircraft fuel expenses per ASK. Operating expenses per ASK decreased by 0.2%, excluding fuel, in the quarter. Total operating expenses increased 49%, reaching R$711.8mm, due to higher fuel prices, increased scheduled maintenance, and the expansion of our operations (fleet and employee expansion, a higher volume of fuel consumption, landing fees and marketing activities). Fuel price increases during 2Q06 accounted for more than 30% of the R$91mm increase in fuel expenses, with the remainder accounted for by increased fuel consumption. Breakeven load factor increased 2.4 percentage points to 64.0% versus 61.6% in 2Q05.

Results from GOL’s operating expense (jet fuel price and USD exchange rate) hedging programs are accounted for in accordance with SFAS 133 (Statement of Financial Accounting Standards No 133), “Accounting for Derivatives and Hedging Activities.”

The breakdown of our costs and operational expenses for 2Q06, 2Q05 and 1Q06 is as follows:

Operating Expenses (R$ cents / ASK)
	2Q06	2Q05	% Chg.	1Q06	% Chg.
Salaries, wages and benefits	1.94	1.83	6.0%	1.88	3.2%
Aircraft fuel	6.12	6.24	-1.9%	5.86	4.4%
Aircraft rent	1.58	2.02	-21.8%	1.53	3.3%
Sales and marketing	2.23	2.55	-12.5%	2.29	-2.6%
Landing fees	0.68	0.69	-1.4%	0.70	-2.9%
Aircraft and traffic servicing	0.87	0.64	35.9%	0.73	19.2%
Maintenance, materials and repairs	0.73	0.34	114.7%	0.60	21.7%
Depreciation	0.34	0.27	25.9%	0.29	17.2%
Other operating expenses	0.83	0.88	-5.7%	0.85	-2.4%

Total operating expenses	15.32	15.46	-0.9%	14.73	4.0%

Operating expenses ex- fuel	9.20	9.22	-0.2%	8.87	3.7%

Total Operating Expenses Fuel-Neutral 2Q05	14.73	15.46	-4.7%	-	-

Total Operating Expenses Fuel-Neutral 1Q06	14.84	-	-	14.73	0.7%

Total operating expenses ex-profit sharing	15.22	15.31	-0.6%	14.59	4.3%

Operating Expenses (R$ million)
	2Q06	2Q05	% Chg.	1Q06	% Chg.
Salaries, wages and benefits	90.2	56.5	59.5%	81.5	10.7%
Aircraft fuel	283.8	192.6	47.3%	254.3	11.6%
Aircraft rent	73.4	62.4	17.7%	66.5	10.4%
Sales and marketing	103.6	78.6	31.9%	99.3	4.3%
Landing fees	31.7	21.4	48.0%	30.4	4.3%
Aircraft and traffic servicing	40.6	19.6	106.9%	31.6	28.5%
Maintenance, materials and repairs	34.1	10.4	226.4%	26.1	30.7%
Depreciation	15.9	8.3	92.4%	12.5	27.2%
Other operating expenses	38.5	27.3	40.9%	37.0	4.1%

Total operating expenses	711.8	477.1	49.2%	639.2	11.4%

Operating expenses ex- fuel	428.0	284.5	50.4%	384.9	11.2%

Total Operating Expenses Fuel-Neutral 2Q05	683.5	477.1	43.3%	-	-

Total Operating Expenses Fuel-Neutral 1Q06	688.5	-	-	639.2	7.7%

Total operating expenses ex-profit sharing	706.5	472.6	49.5%	633.2	11.6%

Salaries, wages and benefits expenses per available seat kilometer (ASK) increased 6.0% to 1.94 cents (R$), mainly due to a 6.0% cost of living increase on salaries. The number of full-time equivalent employees increased 81% to 7,229, related to capacity expansion.

Aircraft fuel expenses per ASK decreased 1.9% over 2Q05 to 6.12 cents (R$), due to improved fuel economies and gains on fuel hedges, offset by a 10.8% increase in fuel price per liter. The increase in average fuel price per liter over 2Q05 was primarily due to the 32.6% increase in the international price for crude oil (WTI), and a 30% increase in Gulf Coast jet fuel prices, partially offset by the 11.7% Brazilian Real appreciation against the U.S. dollar. The Company has hedged approximately 54% and 15% of its fuel requirements for 3Q06 and 4Q06, respectively.

Aircraft rent per ASK decreased 21.8% to 1.58 cents (R$) in 2Q06, primarily due to a high aircraft utilization rate (14 block hours per day), and an 11.7% appreciation of the Brazilian Real against the U.S dollar vs. 2Q05.

Sales and marketing expenses per ASK decreased 12.5% to 2.23 cents (R$) primarily due to reductions in commissions, an increase in ticket sales on GOL’s website and higher aircraft utilization rates. GOL booked a majority of its ticket sales through a combination of its website (82.4% during 2Q06) and its call center (10.5% during 2Q06).

Landing fees per ASK decreased 1.4% to 0.68 cents (R$), due to increased average stage length and to a higher aircraft utilization rate.

Aircraft and traffic servicing expenses per ASK increased 35.9% to 0.87 cents (R$), as a result of an increase in ground services (landings increased 34.6%) and an increase in consulting and technology services, partially offset by increased average stage length.

Maintenance, materials and repairs per ASK increased 114.7% to 0.73 cents (R$), primarily due to a higher number of scheduled maintenance services during 2Q06, partially offset by a 11.7% appreciation of the Brazilian Real against the U.S. dollar. Main expenses during the quarter were related to the scheduled maintenance of five engines, in the amount of R$11.1mm, the use of spare parts inventory and repair of rotable materials, in the amount of R$10.6mm.

Depreciation per ASK increased 25.9% to 0.34 cents (R$), due to a higher amount of fixed assets, particularly spare parts inventory, and the increase of technology equipment, due to our expansion of operations.

Other operating expenses per ASK were 0.83 cents (R$), a 5.7% decrease when compared to the same period of the previous year, due to a decrease in insurance expenses, cancelled flights expenses, lodging of flight crews and direct passenger expenses. Insurance expenses, at 0.14 cents (R$) per ASK (R$6.5mm total) decreased 42.3%, due to a reduction in average premium rates, a 11.7% appreciation of the Brazilian Real against the U.S. dollar, and a higher aircraft utilization rate.

COMMENTS ON EBITDA AND EBITDAR[1]

The impact of a 0.03 cent (R$) RASK decrease was offset by a CASK decrease of 0.14 cents (R$), resulted in an increase of EBITDA per available seat kilometer to 3.21 cents (R$) in 2Q06. Compared to 1Q06, EBITDA per ASK decreased 41.0% . 2Q06 EBITDA was affected by the 4.7% decrease in yields, and totaled R$148.2mm in the period compared to R$93.3mm in 2Q05 (a 58.8% increase) and R$236.3mm in 1Q06 (a 37.3% decrease).

EBITDAR Calculation (R$ cents / ASK)
	2Q06	2Q05	Chg. %	1Q06	Chg. %
Net Revenues	18.19	18.22	-0.2%	19.88	-8.5%
Operating Expenses	15.32	15.46	-0.9%	14.73	4.0%

EBIT	2.87	2.76	4.0%	5.15	-44.3%
Depreciation & Amortization	0.34	0.27	25.9%	0.29	17.2%

EBITDA	3.21	3.03	5.9%	5.44	-41.0%
EBITDA Margin	17.6%	16.6%	+1.0 pp	27.4%	-9.8 pp
Aircraft Rent	1.58	2.02	-21.8%	1.53	3.3%

EBITDAR	4.79	5.05	-5.1%	6.97	-31.3%
EBITDAR Margin	26.3%	27.7%	-1.4 pp	35.1%	-8.8 pp

EBITDAR Calculation (R$ million)
	2Q06	2Q05	Chg. %	1Q06	Chg. %
Net Revenues	844.0	562.2	50.1%	863.0	-2.2%
Operating Expenses	711.8	477.1	49.2%	639.2	11.4%

EBIT	132.3	85.0	55.6%	223.8	-40.9%
Depreciation & Amortization	15.9	8.3	92.4%	12.5	27.2%

EBITDA	148.2	93.3	58.8%	236.3	-37.3%
EBITDA Margin	17.6%	16.6%	+1.0 pp	27.4%	-9.8 pp
Aircraft Rent	73.4	62.4	17.7%	66.5	10.4%

EBITDAR	221.6	155.7	42.3%	302.8	-26.8%
EBITDAR Margin	26.3%	27.7%	-1.4 pp	35.1%	-8.8 pp

Aircraft rent represents a significant operating expense for GOL. As GOL leases all of its aircraft, we believe that EBITDAR, equivalent to EBITDA before aircraft rent expenses (which are USD-denominated) is a useful measure of relative operating performance. On a per available seat kilometer basis, EBITDAR was 4.79 cents (R$) in 2Q06, compared to 5.05 cents (R$) in 2Q05. EBITDAR amounted to R$221.6mm in 2Q06, compared to R$155.7mm in the same period last year and R$302.8mm in 1Q06.

___________________
1EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation, amortization and rent) are presented as supplemental information because we believe they are useful indicators of our operating performance. We usually present EBITDAR, in addition to EBITDA, because aircraft leasing represents a significant operating expense of our business, and we believe the impact of this expense should also be considered. However, neither figure should be considered in isolation, as a substitute for net income prepared in accordance with US GAAP, BR GAAP or as a measure of a company’s profitability. In addition, our calculations may not be comparable to other similarly titled measures of other companies.

FINANCIAL RESULTS

Net financial income increased R$3.5mm. Interest expense increased R$18.4mm primarily due to the increase in long-term debt and a higher amount of short-term working capital debt related to increased operations. Interest income decreased R$0.4mm primarily due to a 3.9 pp decrease in average Brazilian interest rates (as measured by the CDI rate). The increase in other gains was primarily due to R$16.5 mm in fuel hedge gains.

Financial Results (R$ thousands)	2Q06	2Q05	1Q06
Interest expense	(23,649)	(5,284)	(3,263)
Capitalized interest	4,355	5,677	3,350
Exchange variation gain (loss)	(809)	(1,681)	(3,502)
Interest income	35,878	36,248	33,972
Other gains (losses)	12,818	(9,838)	(5,762)
Net Financial Results	28,593	25,122	24,795

NET INCOME AND EARNINGS PER SHARE

Net income in 2Q06 was R$106.7mm, representing a 12.6% net income margin, vs. R$73.4mm of net income in 2Q05.

Net earnings per share, basic, was R$0.54 in 2Q06 compared to R$0.38 in 2Q05. Basic weighted average shares outstanding were 196,039,449 in 2Q06 and 192,914,653 in 2Q05. Net earnings per share, diluted, was R$0.54 in 2Q06 compared to R$0.38 in 2Q05. Fully-diluted weighted average shares outstanding were 196,156,436 in 2Q06 and 193,759,282 in 2Q05.

Net earnings per ADS, basic, was US$0.25 in 2Q06 compared to US$0.16 in 2Q05. Basic weighted average ADS outstanding were 196,039,449 in 2Q06 and 192,914,653 in 2Q05. Net earnings per ADS, diluted, was US$0.25 in 2Q06 compared to US$0.16 in 2Q05. Fully-diluted weighted average ADS outstanding were 196,156,436 in 2Q06 and 193,759,282 in 2Q05.

Based on GOL’s quarterly dividend policy for fiscal 2006, Management recommended payment of quarterly intercalary dividends to shareholders in the form of interest on shareholders’ equity calculated in accordance with the statutory financial statements ended June 30, 2006. The total payout approved for 2Q06 is R$32.1mm (R$27.2mm net of withholding tax) to be paid as interest on shareholders’ equity on August 15, 2006 to shareholders of record on June 20, 2006. The net payment for the quarter is equivalent to R$0.13897 per share (approximately US$0.06434 per ADS).

CASH FLOW

Cash, cash equivalents and short-term investments increased R$342.5mm during 2Q06. Cash provided by operating activities was R$2.1mm, mainly due to increased earnings from operations (R$106.7mm), partially offset by a decrease in accounts payable (R$54.3mm), a net increase in deposits for aircraft and engine maintenance (R$12.8mm) and a decrease in other liabilities (R$85.7mm) and. The amount deposited for future maintenance was US$194.8mm at June 30, 2006. Cash used in investing activities was R$152.1mm, consisting primarily of advances for aircraft acquisition (R$98.9mm) and acquisition of property and equipment (R$49.9mm) . Cash provided by financing activities during 2Q06 was R$492.5mm, mainly due to an increase in long-term borrowings (R$565.9mm), partially offset by dividends payable (R$73.6mm) .

Cash Flow Summary (R$ million)	2Q06	2Q05	% Change	1Q06	% Change
Net cash provided by operating activities	2.1	(23.2)	-109.0%	93.8	-97.8%
Net cash used in investing activities	(152.1)[1]	(67.5)[2]	125.2%	(109.1)[3]	39.4%
Net cash provided by financing activities	492.5	277.8	77.3%	59.1	733.3%

Net increase in cash, cash equivalents & short term investments	342.5	187.1	83.1%	43.8	682.0%

1.	Excluding R$245.4 mm of cash invested in highly-liquid short-term investments with maturities above 90 days, as defined by SFAS 115.
2.	Excluding R$106.6 mm of cash invested in highly-liquid short-term investments with maturities above 90 days, as defined by SFAS 115.
3.	Excluding R$13.2 mm of cash invested in highly-liquid short-term investments with maturities above 90 days, as defined by SFAS 115.

COMMENTS ON THE BALANCE SHEET

The net cash position at June 30, 2006 was R$1,255.3mm, an increase of R$397.1mm vs. 1Q06. The Company’s total liquidity was R$1,811mm (cash, short-term investments and accounts receivable) at the end of 2Q06. On June 30, 2006, the Company had eleven revolving lines of credit secured by receivables and promissory notes. On June 30, 2006, the outstanding amount under these lines of credit was R$107.4mm.

Cash Position and Debt (R$ million)	6/30/2006	3/31/2006	% Change
Cash, cash equivalents & short-term investments	1,255.3	912.8	37.5%
Short-term debt	107.4	104.5	2.8%
Long-term debt	565.9	-	N.M.

Net cash	582.0	808.3	-28.0%

Currently, GOL leases all of its aircraft, as well as airport terminal space, other airport facilities, office space and other equipment. On June 30, 2006, the Company leased 50 aircraft under operating leases, with initial lease term expiration dates ranging from 2006 to 2012. Future minimum lease payments under operating leases are denominated in US dollars. Such leases with initial or remaining terms at June 30, 2006, were as follows:

Minimum Lease Payments Schedule (thousands)
	R$	US$
2006	152,449	70,438
2007	288,220	133,170
2008	220,505	101,883
2009	174,508	80,630
2010	83,403	38,536
After 2010	161,762	74,741

Total minimum lease payments	1,080,847	499,398

As of June 30, 2006, the Company had 67 firm orders and 34 options to purchase new Boeing 737-800 Next Generation aircraft. The firm orders had an approximate value of US$4.7 billion (based on aircraft list price) and are scheduled to be delivered between 2006 and 2012. As of June 30, 2006, GOL has made deposits in the amount of US$240.1mm related to the orders described below:

Aircraft Purchase Commitments (thousands)
	Expected New
	Aircraft	R$	US$
	Deliveries
2006	11 (*)	1,528,965	706,448
2007	13	1,860,564	859,661
2008	10	1,466,108	677,405
2009	11	1,669,630	771,441
2010	8	1,267,706	585,735
After 2010	14	2,324,097	1,073,833

Total	67	10,117,070	4,674,523

GOL’s expected fleet growth from 2006 to 2012 is as follows:

Aircraft	2006	2007	2008	2009	2010	2011	2012
737-300	12	12	10	3	-	-	-
737-700	30	30	28	27	26	23	20
737-800	20	33	43	54	62	69	76

Total	62	75	81	84	88	92	96

Owned 737-800s	5	18	28	39	47	54	61
Leased 737-8/7/3s	57	57	53	45	41	38	35

OUTLOOK

GOL will continue to invest in its successful low-cost, low-fare business model. We will continue to evaluate opportunities to expand our operations by adding new flights in Brazil, where sufficient market demand exists, and expanding into other high-traffic centers across South America. We expect to benefit from economies of scale and reduce our average non-fuel cost per available seat kilometer (CASK) as we add additional aircraft to a well-established and highly-efficient operating network, and as our Aircraft Maintenance Center becomes fully-operational. We anticipate a solid third quarter, thanks to the dedicated effort of our employees to improve productivity throughout the Company, and an improved revenue environment.

The scheduled addition of six new aircraft to our fleet in the third quarter of 2006 should allow a 45% increase in available seat capacity over 3Q05. For the third quarter, we expect a load factor in the range of 75-77%, with yields in the range of R$26-28 cents. We expect a stable foreign exchange rate environment for the near term, supported by good economic fundamentals in the Brazilian economy. We expect that high oil prices will continue to impact our fuel costs, but will be partially mitigated by our hedging program. For the third quarter, we expect non-fuel CASK to be in the range of R$9-10 cents.

Financial guidance for 2006 is based on GOL’s planned capacity expansion and the expected high demand for our passenger transportation services, driven by strong Brazilian economic fundamentals and GOL’s demand-stimulating low fares. We expect full-year load factors to be in the range of 75% (a one point increase over previous guidance). Our projections are for a 2006 full-year EPS in the range of R$3.90 to R$4.30, representing annual earnings growth of over 50%. For 2007, we expect to add at least 13 aircraft to the fleet and expand capacity by at least 30% to adequately serve expected demand and add new markets. We plan to continue to popularize air travel in South America through expansion, technological innovation, improved operating efficiency, strict cost management, the lowest fares and high quality passenger service.

Financial Outlook (US GAAP)	2006 (full year)	2007 (preliminary)

ASK Growth	+/-45%	+/- 30%
Average Load Factor	+/-75%	+/- 75%
Net Revenues (billion)	+/- R$ 4.1	+/- R$ 5.4

Non-fuel CASK (R$)	9 - 10 cents	+/- 9 cents
Operating Margin	26% - 28%	+/- 26%
Earnings per Share	R$ 3.90 - R$ 4.30	R$ 5.10 - R$ 5.60

GLOSSARY OF INDUSTRY TERMS

Revenue passengers represents the total number of paying passengers flown on all flight segments.

Revenue passenger kilometers (RPK) represents the numbers of kilometers flown by revenue passengers.

Available seat kilometers (ASK) represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.

Load factor represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

Breakeven load factor is the passenger load factor that will result in passenger revenues being equal to operating expenses.

Aircraft utilization represents the average number of block hours operated per day per aircraft for the total aircraft fleet.

Block hours refers to the elapsed time between an aircraft leaving an airport gate and arriving at an airport gate.

Yield per passenger kilometer represents the average amount one passenger pays to fly one kilometer.

Passenger revenue per available seat kilometer represents passenger revenue divided by available seat kilometers.

Operating revenue per available seat kilometer (RASK) represents operating revenues divided by available seat kilometers.

Average stage length represents the average number of kilometers flown per flight.

Operating expense per available seat kilometer (CASK) represents operating expenses divided by available seat kilometers.

About GOL Linhas Aéreas Inteligentes
GOL Linhas Aéreas Inteligentes, a low cost, low fare airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet with a single class of service. The Company has one of the youngest and most modern fleets in the industry resulting in low maintenance, fuel and training costs, with high aircraft utilization and efficiency ratios. In addition, safe and reliable services, which stimulate GOL’s brand recognition and customer satisfaction, allow GOL to have the best value proposition in the market. GOL currently offers over 500 daily flights to 50 major business and travel destinations in Brazil, Argentina, Bolivia, Uruguay and Paraguay with substantial expansion opportunities. GOL’s growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL’s shares are listed on the NYSE and the Bovespa. GOL: here everyone can fly!

For more information, flight times and fares, please access our site at www.voegol.com.br or call: 0300-789-2121 in Brazil, 0810-266-3131 in Argentina, 800-1001-21 in Bolivia, 0004 055 127 in Uruguay, 009 800 55 1 0007 in Paraguay and 55 11 2125-3200 in other countries.

CONTACT: GOL Linhas Aéreas Inteligentes S.A.
Ph: (5511) 3169-6800
e-mail: ri@golnaweb.com.br
site: www.voegol.com.br/ir

Media:
MVL Comunicação (São Paulo)
Ph: (5511) 3049-0343 / 3049-0342
e-mail: roberta.corbioli@mvl.com.br/simone.luciano@mvl.com.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

Operating Data
US GAAP - Unaudited
	2Q06	2Q05	% Change

Revenue Passengers (000)	4,283	3,127	37.0%
Revenue Passengers Kilometers (RPK) (mm)	3,523	2,239	57.3%
Available Seat Kilometers (ASK) (mm)	4,641	3,086	50.4%
Load factor	75.9%	72.6%	+3.3 pp
Break-even load factor	64.0%	61.6%	+2.4 pp
Aircraft utilization (block hours per day)	13.9	13.7	1.5%
Average fare	R$ 190.04	R$ 173.39	9.6%
Yield per passenger kilometer (cents)	22.33	23.43	-4.7%
Passenger revenue per available set kilometer (cents)	16.95	17.00	-0.3%
Operating revenue per available seat kilometer (RASK) (cents)	18.19	18.22	-0.2%
Operating cost per available seat kilometer (CASK) (cents)	15.32	15.46	-0.9%
Operating cost, excluding fuel, per available seat kilometer (cents)	9.20	9.22	-0.2%
Number of Departures	39,043	28,996	34.6%
Average stage length (km)	804	701	14.7%
Avg number of operating aircraft during period	48.3	32.0	50.9%
Full-time equivalent employees at period end	7,229	4,002	80.6%
% of Sales through website during period	82.4%	78.0%	+4.4 pp
% of Sales through website and call center during period	92.9%	91.7%	+1.2 pp
Average Exchange Rate (1)	R$ 2.19	R$ 2.48	-11.7%
End of period Exchange Rate (1)	R$ 2.16	R$ 2.35	-8.1%
Inflation (IGP-M) (2)	0.7%	0.2%	+0.5 pp
Inflation (IPCA) (3)	0.1%	1.3%	-1.2 pp
WTI (avg. per barrel) (4)	$70.41	$53.11	32.6%

(1)	Source: Brazilian Central Bank
(2)	Source: Fundação Getulio Vargas
(3)	Source: IBGE
(4)	Source: Bloomberg

Consolidated Statement of Operations
US GAAP - Unaudited
R$ 000
	2Q06	2Q05	% Change

Net operating revenues
Passenger	R$ 786,849	R$ 524,491	50.0%
Cargo and Other	57,179	37,677	51.8%

Total net operating revenues	844,028	562,168	50.1%

Operating expenses
Salaries, wages and benefits	90,175	56,542	59.5%
Aircraft fuel	283,756	192,618	47.3%
Aircraft rent	73,442	62,390	17.7%
Sales and marketing	103,630	78,576	31.9%
Landing fees	31,668	21,395	48.0%
Aircraft and traffic servicing	40,560	19,605	106.9%
Maintenance materials and repairs	34,097	10,447	226.4%
Depreciation	15,920	8,275	92.4%
Other operating expenses	38,522	27,343	40.9%

Total operating expenses	711,770	477,191	49.2%

Operating income	132,258	84,977	55.6%

Other expense
Interest expenses	(23,649)	(5,284)	347.6%
Interest income	35,878	36,248	-1.0%
Capitalized interest	4,355	5,677	-23.3%
Exchange variation loss	(809)	(1,681)	-51.9%
Other	12,818	(9,838)	-230.3%

Income before income taxes	160,851	110,099	46.1%
Income taxes	(54,166)	(36,722)	47.5%

Net income	106,685	73,377	45.4%

Earnings per share, basic	R$ 0.54	R$ 0.38	42.1%
Earnings per share, diluted	R$ 0.54	R$ 0.38	42.1%

Earnings per ADS, basic - US Dollar	$0.25	$0.16	56.3%
Earnings per ADS, diluted - US Dollar	$0.25	$0.16	56.3%

Basic weighted average shares outstanding (000)	196,039	192,915	1.6%
Diluted weighted average shares outstanding (000)	196,156	193,759	1.2%

Consolidated Balance Sheet
US GAAP - Unaudited
R$ 000
	June 30, 2006	March 31, 2006

ASSETS	3,264,329	2,739,505
Current Assets	1,969,399	1,603,824
Cash and cash equivalents	233,994	136,896
Short-term investments	1,021,330	775,909
Receivables less allowance	555,706	578,223
Inventories	49,060	38,039
Recoverable taxes and deferred tax	23,007	19,755
Prepaid expenses	47,572	47,934
Other current assets	38,730	7,068
Property and Equipment, net	802,841	669,131
Pre-delivery deposits for flight equipment	518,523	419,621
Flight equipment	265,677	242,563
Other property and equipment	125,657	98,827
Less accumulated depreciation	(107,016)	(91,880)
Other Assets	492,089	466,550
Deposits for aircraft leasing contracts	32,044	28,790
Prepaid aircraft and engine maintenance	421,661	408,851
Other	38,384	28,909

LIABILITIES AND SHAREHOLDER'S EQUITY	3,264,329	2,739,505

Current Liabilities	588,386	702,473
Accounts payable	46,502	70,656
Salaries, wages and benefits	64,389	65,795
Sales tax and landing fees	88,556	107,998
Air traffic liability	229,696	185,542
Short-term borrowings	107,409	104,459
Dividends Payable	27,836	143,618
Other accrued liabilities	23,998	24,405
Long Term Liabilities	638,629	72,357
Long term debt	565,895	-
Deferred income taxes, net	47,399	47,523
Other	25,335	24,834
Shareholder's Equity	2,037,314	1,964,675
Preferred shares (no par value)	845,691	845,453
Common shares (no par value)	41,500	41,500
Additional paid in capital	34,982	34,300
Appropriated retained earnings	39,577	39,577
Unappropriated retained earnings	1,069,809	995,176
Accumulated other comprehensive gain	5,755	8,669

Consolidated Statement of Cash Flows
US GAAP - Unaudited
R$ 000
	2Q06	2Q05	% Change

Cash flows from operating activities
Net income (loss)	106,685	73,377	45.4%
Adjustments to reconcile net income
provided by operating activities
Depreciation and amortization	13,047	11,628	12.2%
Provision for doubtful accounts receivable	-	(247)	-100.0%
Deferred income taxes	501	11,648	-95.7%
Changes in operating assets and liabilities
Receivables	22,517	(33,730)	-166.8%
Accounts payable and other accrued liabilities	(54,253)	(10,188)	432.5%
Deposits for aircraft and engine maintenance	(12,810)	(30,594)	-58.1%
Air traffic liability	44,154	54,248	-18.6%
Dividends	(32,052)	(60,013)	nm
Other liabilities, net	(85,693)	(39,322)	117.9%

Net cash provided by (used in) operating activities	2,096	(23,193)	-109.0%

Cash flows from investing activities
Deposits for aircraft leasing contracts	(3,254)	5,692	-157.2%
Acquisition of property and equipment	(49,944)	(28,298)	76.5%
Pre-delivery deposits	(98,902)	(44,927)	120.1%
Changes in short-term securities	(245,421)	(106,647)	130.1%

Net cash used in investing activities	(397,521)	(174,180)	128.2%

Cash flows from financing activities

Short term borrowings, net	2,950	15,173	-80.6%
Long term borrowings, net	565,895	-	nm
Issuance of preferred shares	238	256,734	-99.9%
Others, net	(2,914)	5,880	nm
Dividends payable	(73,646)	-	nm

Net cash provided by financing activities	492,523	277,787	77.3%

Net increase in cash and cash equivalents	97,098	80,414	20.7%
Cash and cash equivalents at beginning of the period	136,896	93,893	45.8%
Cash and cash equivalents at end of the period	233,994	174,307	34.2%

Cash, cash equiv. and ST invest. at beg. of the period	912,805	755,725	20.8%
Cash, cash equiv. and ST invest. at end of the period	1,255,324	942,786	33.2%

Supplemental disclosure of cash
flow information
Interest paid net of amount capitalized	23,649	5,284	347.6%
Income taxes paid	52,516	21,529	143.9%

Consolidated Statement of Operations
BR GAAP - Unaudited
R$ 000
	2Q06	2Q05	% Change

Net operating revenues
Passenger	R$ 786,849	R$ 524,491	50.0%
Cargo and Other	57,179	37,677	51.8%

Total net operating revenues	844,028	562,168	50.1%

Operating expenses
Salaries, wages and benefits	89,494	55,318	61.8%
Aircraft fuel	283,756	192,618	47.3%
Aircraft rent	73,442	62,391	17.7%
Supplementary rent	12,385	30,801	-59.8%
Sales and marketing	103,630	78,576	31.9%
Landing fees	31,668	21,395	48.0%
Aircraft and traffic servicing	40,560	19,605	106.9%
Maintenance materials and repairs	34,097	10,447	226.4%
Depreciation and amortization	15,281	8,445	80.9%
Other operating expenses	40,360	27,440	47.1%

Total operating expenses	724,673	507,036	42.9%

Operating income	119,355	55,132	116.5%

Other expense
Financial income (expense), net	(3,460)	15,469	-122.4%

Income before income taxes	115,895	70,601	64.2%
Income taxes current	(52,516)	(23,198)	126.4%
Income taxes deferred	2,738	(3,659)	-174.8%

Net income before interest on shareholder's
equity	66,117	43,744	51.1%

Reversal of interest on shareholder's equity	32,052	0	nm

Net income	98,169	43,744	124.4%

Earnings per share	R$ 0.50	R$ 0.22	127.3%
Earnings per ADS - US Dollar	$0.23	$0.09	155.6%
Number of shares at end of period (000)	196,206	195,269	0.5%

Consolidated Balance Sheet
BR GAAP - Unaudited
R$ 000
	June 30, 2006	March 31, 2006

ASSETS	2,944,136	2,428,384
Current Assets	1,957,732	1,609,662
Cash and cash equivalents	448,315	186,530
Short term investments	807,008	726,275
Receivables less allowance	555,706	578,223
Inventories	49,060	38,039
Recoverable taxes and deferred tax	28,844	25,593
Prepaid expenses	47,572	47,934
Other current assets	21,227	7,068
Non-Current Assets	986,404	818,722
Deposits	49,549	28,790
Deferred Taxes	82,673	79,639
Investments	2,396	1,692
Pre-delivery deposits for flight equipment	518,523	419,621
Property and equipment	284,318	249,510
Other	48,945	39,470

LIABILITIES AND SHAREHOLDERS' EQUITY	2,944,136	2,428,384

Current liabilities	595,344	709,430
Suppliers payable	46,502	70,656
Payroll and related charges	58,389	28,104
Taxes and contributions payable	71,836	81,394
Sales tax and landing fees	16,720	26,604
Air traffic liability	229,696	185,542
Short-term borrowings	107,409	104,459
Dividends and interest on shareholder's equity payable	27,836	143,618
Other current liabilities	36,956	69,053
Non-current liabilities	591,230	24,834
Long-term debt	565,895	-
Accounts payable and provisions	25,335	24,834
Shareholders' Equity	1,757,562	1,694,120
Capital	993,181	992,943
Capital reserves	89,556	89,556
Earnings reserves	485,744	485,744
Retained earnings	183,326	117,208
Total comprehensive income, net of taxes	5,755	8,669

Consolidated Statements of Cash Flows
BR GAAP - Unaudited
R$ 000
	2Q06	2Q05

Cash flows from operating activities
Net income (loss)	98,169	43,744
Adjustments to reconcile net income
provided by operating activities:
Depreciation and amortization	15,282	8,445
Provision for doubtful accounts receivable	783	439
Deferred income taxes	(3,877)	3,659
Changes in operating assets and liabilities
Receivables	21,734	(34,416)
Inventories	(11,021)	(2,681)
Prepaid expenses, other assets
and recoverable taxes	(25,680)	(10,982)
Accounts payable and long-term vendor payable	(24,154)	(10,698)
Air traffic liability	44,154	54,757
Taxes payable	(9,558)	(909)
Payroll and related charges	30,285	(14,406)
Provision for contingencies	501	-
Interest on shareholder's capital	(32,052)	-
Other liabilities	(41,980)	(6,404)

Net cash provided by (used in) operating activities	62,586	30,548
Cash flows from investing activities
Short term borrowings, net	(80,733)	42,381
Investments	(704)	(633)
Deposits for aircraft leasing contracts	(20,759)	5,732
Pre-delivery deposits	(98,902)	(44,927)
Acquisition of property and equipment	(50,090)	(30,158)

Net cash used in investing activities	(251,188)	(27,605)
Cash flows from financing activities
Borrowings, net	568,845	15,172
Capital integralization	238	-
Issuance of common and preferred shares	-	271,330
Total comprehensive income, net of taxes	(2,914)	-
Dividends paid	(115,782)	(60,003)

Net cash provided by financing activities	450,387	226,499
Net increase in cash and cash equivalents	261,785	229,442
Cash and cash equivalents at beginning of the period	186,530	95,515

Cash and cash equivalents at end of the period	448,315	324,957
Interest paid net of amount capitalized	23,649	5,285
Income taxes paid	52,516	23,198

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.